


SEC MAIL
RECEIVED
PROCESSING
JUN 2 2 2006
WASH, D.C.
160
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Investment Growth Plan statements of net assets available for benefits as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, the supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) and schedule H, line 4a – Schedule of Delinquent Participant Contributions together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Investment Growth Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN



By: ______________________
Edward P. Rogel
Chairman
Administrative Committee

June 26, 2006
Date



WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) and schedule H, line 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 26, 2006

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(Dollar amounts in thousands)

		2005	2004
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Participant directed investments at fair value:			
Shares of registered investment company funds:			
Vanguard 500 Index Fund	$	650,634	676,484
Vanguard Extended Market Index Fund		226,306	192,571
Vanguard Total International Stock Index Fund		90,316	57,023
Vanguard Wellesley Income Fund		278,599	267,257
Vanguard Prime Money Market Fund		29,166	26,594
Vanguard Total Bond Fund		42,231	35,876
Nonparticipant directed investment in Weyerhaeuser Company Stock Fund at fair value		416,202	424,614
Participant directed investment at contract value:			
Weyerhaeuser Stable Value Fund		476,169	474,272
Participant loans		2	121
Net assets available for benefits	$	2,209,625	2,154,812

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(Dollar amounts in thousands)

		Weyerhaeuser Company Stock Fund (nonparticipant directed)	All other investments (participant directed)	Total
Additions:				
Contributions:				
Employer	$	44,918	—	44,918
Participant		10,134	93,315	103,449
Total contributions		55,052	93,315	148,367
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		9,905	92,966	102,871
Total additions		64,957	186,281	251,238
Deductions:				
Benefits paid to participants		33,808	164,592	198,400
Net increase prior to interfund transfers and plan transfers		31,149	21,689	52,838
Interfund transfers, net		(39,938)	39,938	—
Plan transfers, net		377	1,598	1,975
Net (decrease) increase		(8,412)	63,225	54,813
Net assets available for benefits:				
Beginning of year		424,614	1,730,198	2,154,812
End of year	$	416,202	1,793,423	2,209,625

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Description of the Plan

The following description of the Weyerhaeuser Company Investment Growth Plan (the Plan) prov ides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and certain hourly employees who are eligible for salaried benefits are eligible to participate in the Plan on a voluntary basis. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation.

The Plan was amended effective December 31, 2003 to merge all of the assets of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (MacMillan Bloedel Salaried Plan) into the Plan. Participants in the MacMillan Bloedel Salaried Plan commenced participation in the Plan effective January 1, 2000.

Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

(b) Weyerhaeuser Company Stock Fund Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. Participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants will be voted in the same proportions – for and against, respectively – as shares for which the trustee receive participant voting instructions.

(c) Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their base salary to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2005, the first 7% of eligible compensation designated by each participant as the participant's contribution is matched by the Company at a rate of 70%. All employer matching contributions are initially invested in the Weyerhaeuser Company Stock Fund. Effective January 1, 2005, participants may transfer employer matching contributions upon full vesting of their accounts, regardless of age. Prior to January 1, 2005, participants could transfer employer matching contributions upon reaching age 45 and full vesting of their accounts. Participants with employer matching contributions merged into the Plan from the MacMillan Bloedel Salaried Plan (the Merged Funds) may transfer the Merged Funds at any time regardless of age and service.

(d) Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan's income, participant contributions and employer contributions. Allocations of income are based on the number of units of the various investment funds assigned to each participant's account.

(e) Vesting

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees on January 1, 2002, who are eligible to participate in the Plan on or after that date, are 100% vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0 %
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100

Effective January 1, 2004, participants who became employees of the Company as a result of the Company's acquisition of Wilton Connor Packaging, LLC in 2003 and were employees of Wilton Connor Packaging, LLC as of January 1, 2004 are 100% vested in the employer contributions and earnings thereon.

If a participant is not fully vested in his/her employer contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2005, approximately $243,000 of forfeitures were used to reduce employer matching contributions. There were approximately $200,000 and $19,000 of unallocated forfeitures as of December 31, 2005 and 2004, respectively.

(f) ***Investment Options***

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the eight investment options listed below:

Weyerhaeuser Company Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Vanguard Prime Money Market Fund
Vanguard Total Bond Fund

The information related to the Weyerhaeuser Company Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.

(g) ***Reallocation of Funds***

Participants are allowed to reallocate their accounts related to participant contributions and accounts related to employer contributions meeting the criteria described in note 1(c) on a daily basis among the investment options offered by the Plan that the participants have selected.

(h) ***Valuation Frequency***

Account balances are valued on a daily basis.

(i) ***Payment of Benefits***

Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the participant's plan transfer portion of the account may be withdrawn for financial hardship. Participant contributions may also be withdrawn after attaining age 59 ½. The participant's vested interest in his or her employer matching contribution and plan transfer portions of the account may be withdrawn two full calendar years after the date of the contribution or transfer, after five years of service or after attaining age 59 ½. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant's account or to direct payment to the participant's account for reinvestment in the Weyerhaeuser Company Stock Fund.

Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less must take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants' account are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(j) Participant Loans

New loans are not allowed by the Plan. Certain loans were transferred from other plans that were merged into the Plan in prior years. The interest rates on outstanding loans as of December 31, 2005 range from 9% to 10.5%.

(k) Expenses of the Plan

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Participation in the Master Trust and Unit Accounting

All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

(c) Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost.

(d) ***Income Recognition and Net Investment Income from the Master Trust***

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e) ***Risks and Uncertainties***

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) ***Payment of Benefits***

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5) Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

(6) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) as included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $4.7 million, $404.3 million, and $28.2 million, respectively, as of December 31, 2005. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $(3.9) million, $364.1 million, and $27.3 million, respectively, as of December 31, 2004.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2005 and 2004 was 4.4% and 4.2%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2005 and 2004 was 4.2% and 4.1%, respectively. The contract value of the Contracts in the Master Trust exceeded the fair value by approximately $10.6 million as of December 31, 2005. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $1.7 million as of December 31, 2004.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(7) Interest in Master Trust

At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 77% and 78%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2005 and 2004 and the investment (loss) income for the year ended December 31, 2005:

		2005	2004
		(Dollar amounts in thousands)	
Investments:			
Investments in shares of registered investment company funds and Company stock at fair value:			
Weyerhaeuser Company Stock Fund including cash equivalents of $1,544 and $2,039, respectively	$	630,371	626,561
Vanguard 500 Index Fund		828,016	853,071
Vanguard Extended Market Index Fund		281,696	239,136
Vanguard Total International Stock Index Fund		107,838	66,403
Vanguard Wellesley Income Fund		330,889	312,016
Vanguard Prime Money Market Fund		35,221	31,621
Vanguard Total Bond Fund		50,087	42,408
Investments in Weyerhaeuser Stable Value Fund at contract value:			
Traditional guaranteed investment contracts		158,376	189,548
Synthetic guaranteed investment contracts		437,154	387,458
Vanguard Prime Money Market Fund		14,772	20,829
Pending trades and other		1,018	520
Participant loans		2	121
Total investments	$	2,875,440	2,769,692
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments:			
Weyerhaeuser Company Stock Fund	$	(3,986)	
Vanguard 500 Index Fund		23,679	
Vanguard Extended Market Index Fund		22,832	
Vanguard Total International Stock Index Fund		11,030	
Vanguard Wellesley Income Fund		(7,932)	
Vanguard Total Bond Fund		(967)	
Dividend income		58,978	
Interest income		25,280	
Net investment income	$	128,914	

(8) Nonexempt Transactions

The Company remitted certain participants' 2004 contributions for certain pay periods after the date required by the Department of Labor. During 2005, the Company contributed lost earnings to the participants' accounts.

(9) Subsequent Events

(a) Additional Investment Options

Effective January 1, 2006, the Plan added the following registered investment company funds as investment options:

- Vanguard Target Retirement Income Fund
- Vanguard Target Retirement 2005 Fund
- Vanguard Target Retirement 2015 Fund
- Vanguard Target Retirement 2025 Fund
- Vanguard Target Retirement 2035 Fund
- Vanguard Target Retirement 2045 Fund

(b) Plan Mergers

A portion of the assets in the Wilton Connor Packaging, LLC 401(k) Plan (the Wilton Connor Plan) were transferred into the Plan effective March 31, 2006. The amount transferred into the Plan from the Wilton Connor Plan was approximately $2.9 million. The remaining assets of the Wilton Connor Plan were merged into the Weyerhaeuser Company Hourly 401(k) Plan – Number One. Participants of the Wilton Connor Plan who met the Plan's eligibility requirements were eligible to participate in the Plan at the later of January 1, 2004 or the date of hire with the Company.

Effective July 6, 2006, the Weyerhaeuser Company Performance Share Plan (the PSP) will be merged into the Plan, the Weyerhaeuser Company Hourly 401(k) Plan – Number One, the Weyerhaeuser Company Hourly 401(k) Plan – Number Two and the NORPAC Hourly 401(k) Plan (collectively, the 401(k) Plans). The assets of the PSP will be merged into each of the 401(k) Plans based on the related participants' eligibility to participate in the 401(k) Plans. The portion of the assets of the PSP related to participants who are not currently eligible to participate or who do not have any account in any of the 401(k) Plans will be merged into the Weyerhaeuser Company Hourly 401(k) Plan – Number One.

Effective August 1, 2006, the Maracay Homes 401(k) Plan (the Maracay Plan) will be merged into the Plan. Participants of the Maracay Plan will be eligible to participate in the Plan as of July 1, 2006.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(Dollar amounts in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment		Current value
Participant loans	Participant loans with interest rates ranging from 9% to 10.5%	$	2

See accompanying report of Independent Registered Public Accounting Firm.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2005

Identity of party involved	Relationship to the plan	Description of transaction	Dollar amount	Lost interest
Weyerhaeuser Company	Plan sponsor	Weyerhaeuser Company remitted deferrals for certain pay periods during 2004 for thirty participants after the date required by the Department of Labor. During 2005, Weyerhaeuser Company reimbursed the participants' accounts for lost earnings of $442.	$ 6,454	$ 442

See accompanying report of Independent Registered Public Accounting Firm.



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental financial statement schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 and schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Weyerhaeuser Company Investment Growth Plan.

KPMG LLP

Seattle, Washington
June 26, 2006